Exhibit 1

WPP plc (“WPP”)

WPP announces that on 25 September 2012 it acquired 50,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 869.3676p per share.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204